Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, $0.0001 par value, of Semnur Pharmaceuticals, Inc. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of September 26, 2025.

SCILEX HOLDING COMPANY

/s/ Henry Ji
_____
(Signature)
Henry Ji, Chief Executive Officer and President
_____
(Name/Title)

SCILEX, INC.

/s/ Henry Ji
_____
(Signature)
Henry Ji, Chief Executive Officer
_____
(Name/Title)